UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Cap Rock Energy Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

13910R102

(CUSIP Number)

Robert J.S. Roriston

Cap Rock Holding Corporation

630 Fifth Avenue

New York, NY 10111

(212) 651-1111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Richard Hall, Esq.

Cravath, Swaine & Moore LLP

825 Eighth Avenue

New York, NY 10019

(212) 474-1000

May 10, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13910R102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CAP ROCK HOLDING CORPORATION IRS Identification Nos. of Above Person (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power See items 5(a) and 5(b)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power See items 5(a) and 5(b)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 254,245 (consisting of possible deemed indirect beneficial ownership through voting agreement with principal shareholders). See Item 5.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.6%

14.	Type of Reporting Person (See Instructions) CO, HC

CUSIP No. 13910R102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LGB CAP ROCK LLC IRS Identification Nos. of Above Person (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power See items 5(a) and 5(b)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power See items 5(a) and 5(b)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 254,245 (consisting of possible deemed indirect beneficial ownership through voting agreement with principal shareholders). See Item 5.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.6%

14.	Type of Reporting Person (See Instructions) CO, HC

This Amendment No. 1 amends the Statement on Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission on November 14, 2005, and is filed by Cap Rock Holding Corporation, a corporation organized under the laws of the State of Delaware (“CHC”), and LGB Cap Rock LLC, a limited liability company organized under the laws of the State of Delaware (“LGB CR LLC” and, together with CHC, the “Reporting Persons”).  This amendment to the Schedule 13D relates to the shares of Common Stock of Cap Rock Energy Corporation, a corporation organized under the laws of the State of Texas.  The following amendments to the Schedule 13D are hereby made.  Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)    The Company has represented to CHC that there were 1,702,089 shares of Common Stock issued and outstanding as of the close of business on April 30, 2006.  The Principal Shareholders have represented to CHC that they owned an aggregate of 253,636 shares of Common Stock as of November 4, 2005, the date on which CHC and LGB CR LLC might be deemed to have become beneficial owners of the Common Stock owned by the Principal Shareholders.  The Company has provided certain information to CHC and LGB CR LLC indicating that as of April 30, 2006, (i) the Principal Shareholders owned an aggregate of 216,689 shares of Common Stock and deferred share units representing 37,556 unissued shares under a deferred compensation plan and (ii) two other directors owned an aggregate of 347 similar deferred share units.  Including these unissued shares, the information provided by the Company indicates that the Principal Shareholders beneficially own an aggregate of 254,245 shares.  The 254,245 shares would constitute 14.6% of: (i) the total issued and outstanding shares of Common Stock of the Company, plus (ii) the 37,556 unissued deferred shares of the Principal Shareholders and the 347 unissued deferred shares owned by the two directors.

Nothing in this Schedule 13D shall be construed as an admission that any of CHC or LGB CR LLC is, for the purposes of the Act, the beneficial owner of any of such shares of Common Stock owned by the Principal Shareholders.

(b)    As the result of the Principal Shareholder Agreement, CHC may be deemed to have shared voting or dispositive power with respect to the 254,245 shares of Common Stock beneficially owned by the Principal Shareholders. As the owner of 100% of the capital stock of CHC, LGB CR LLC may be deemed to have shared voting or dispositive power with respect to the 254,245 shares of Common Stock beneficially owned by the Principal Shareholders.

(c)    Other than as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days. To the best knowledge of the Reporting Persons, no executive officer or director of any Reporting Person or manager of any of the Reporting Persons, as the case may be, has effected any transaction in the Common Stock during the past 60 days.

(d)    Not applicable.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by adding the following immediately before the ultimate paragraph thereof:

On May 2, 2006, Celia Page’s employment with the Company and Ulen North’s employment with the Company were terminated.  In connection with such terminations, the parties to the Rollover Agreement executed a First Amendment (the “Rollover Amendment”), dated as of May 2, 2006 and effective as of May 10, 2006, to the Rollover Agreement.  The effect of the Rollover Amendment is that Ms. Page and Mr. North are no longer parties to the Rollover Agreement and will not be subscribing for a number of shares of CHC common stock in exchange for shares of Company Common Stock or any other consideration.

The foregoing description of the Rollover Amendment does not purport to be complete and is qualified by reference to the Rollover Amendment, which is filed as Exhibit 1 to this amendment.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	First Amendment, dated as of May 2, 2006, to the Rollover Agreement, dated as of November 4, 2005, among CHC and the Purchasers.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CAP ROCK HOLDING CORPORATION,

May 10, 2006
Date
/s/ J. Russell Triedman
Signature
J. Russell Triedman Vice President and Secretary
Name/Title

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LGB CAP ROCK LLC,

May 10, 2006
Date
/s/ Robert J.S. Roriston
Signature
Robert J.S. Roriston Manager
Name/Title

Exhibit Index

Exhibit No.	Description

Exhibit 1	First Amendment, dated as of May 2, 2006, to the Rollover Agreement, dated as of November 4, 2005, among CHC and the Purchasers.